Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140548

SUPPLEMENT NO. 12 DATED APRIL 15, 2008

TO PROSPECTUS DATED JULY 19, 2007

APPLE REIT EIGHT, INC.

The following information supplements the prospectus of Apple REIT Eight, Inc. dated July 19, 2007 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 8 (which is cumulative and replaces all prior Supplements), Supplement Nos. 9 through 11, and this Supplement No. 12.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites,” “Renaissance” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Eight, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Eight, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on July 27, 2007. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of March 26, 2008, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	80,823,866	$889,062,523	$800,156,271

Total	85,585,771	$939,062,523	$845,156,271

Our distributions in 2007 totaled $14.5 million and were paid monthly at a rate of $0.073334 per share, with the exception of one month when the distribution was paid at a rate of $0.11 per share. The distributions paid in 2007 included a return of capital. For the same period our cash generated from operations was approximately $5.6 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. We intend to continue paying dividends on a monthly basis, at an annualized rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—We may be unable to make distributions to our shareholders,” on page 24 of the prospectus.

RECENT DEVELOPMENTS

Recent Purchase Contracts

On April 3, 2008, we caused one of our wholly-owned subsidiaries to enter into separate purchase contracts for the potential purchase of two hotels in California. The sellers of these two hotels are related to each other through common ownership. One of the hotels is located in Burbank, California and contains 166 guest rooms. Under the applicable purchase contract, the gross purchase price for this hotel is $50.5 million. The other hotel is located in San Diego, California and contains 125 guest rooms. Under the applicable purchase contract, the gross purchase price for this hotel is $28.75 million. Each purchase contract provides for an initial deposit of $200,000, and requires an additional deposit in the same amount after the end of our contractual review period.

A number of required conditions to closing currently remain unsatisfied under each of the separate purchase contracts mentioned above. Accordingly, there can be no assurance at this time that a closing will occur under either of these purchase contracts. Upon a hotel purchase, the corresponding deposits would be credited against the applicable purchase price.

Source of Payments

The proceeds from our ongoing offering of units have been used to fund the initial deposits mentioned above. We expect that our offering proceeds also would be used to fund any related additional deposit and the applicable purchase price due upon any closing.

Overview of Owned Hotels

We currently own 23 hotels, which are located in the states indicated in the map below:

(Remainder of Page Is Intentionally Blank)

MANAGEMENT

Ownership of Equity Securities

The determination of “beneficial ownership” for purposes of this Supplement has been based on information reported to the Company and the rules and regulations of the Securities and Exchange Commission. References below to “beneficial ownership” by a particular person, and similar references, should not be construed as an admission or determination by the Company that Common Shares in fact are beneficially owned by such person.

On March 20, 2008, the Company had a total of 80,586,835 issued and outstanding Common Shares. There are no shareholders known to the Company who beneficially owned more than 5% of its outstanding voting securities on such date. The following table sets forth the beneficial ownership of the Company’s securities by its directors and executive officers as of such date:

Security Ownership of Management

Title of Class (1)	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Common Shares	Glenn W. Bunting	5,500	*
(voting)	Kent W. Colton	5,500	*
	Michael S. Waters	5,500	*
	Robert M. Wily	5,500	*
	Glade M. Knight	9,946	*
	Above directors and executive officers as a group	31,946	*

Series A	Glenn W. Bunting	5,500	*
Preferred Shares	Kent W. Colton	5,500	*
(non-voting)	Michael S. Waters	5,500	*
	Robert M. Wily	5,500	*
	Glade M. Knight	9,946	*

	Above directors and executive officers as a group	31,946	*

Series B Convertible	Glade M. Knight	240,000	100%
Preferred Shares
(non-voting)

*	Less than one percent of class.
(1)	Executive officers not listed above for a particular class of securities hold no securities of such class. The Series A Preferred Shares are being issued as part of the Company’s best efforts offering of Units. Each Unit consists of one Common Share and one Series A Preferred Share. The Series A Preferred Shares have no voting rights and are not separately tradable from the Common Shares to which they relate.
(2)	Amounts shown for individuals other than Glade M. Knight consist entirely of securities that may be acquired upon the exercise of options, although no options have been exercised to date. The Series B Convertible Preferred Shares are convertible into Units upon the occurrence of certain events, under a formula which is based on the gross proceeds raised by the Company during its best efforts offering of Units.

Information regarding the Company’s equity compensation plans is set forth in note 4 to the Company’s audited consolidated financial statements, which are included as part of Supplement No. 10.

Corporate Governance

Board of Directors. The Company’s Board of Directors has determined that all of the Company’s directors, except Mr. Knight, are “independent” within the meaning of the rules of the New York Stock Exchange (which the Company, although not listed on a national exchange, has adopted for purposes of determining such independence). In making this determination, the Board considered all relationships between the director and the Company, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships.

The Board has adopted a categorical standard that a director is not independent (a) if he or she receives any personal financial benefit from, on account of or in connection with a relationship between the Company and the director (excluding directors fees and options), (b) if he or she is a partner, officer, employee or managing member of an entity that has a business or professional relationship with, and that receives compensation from, the Company, or (c) if he or she is a non-managing member or shareholder of such an entity and owns 10% or more of the membership interests or common stock of that entity. The Board may determine that a director with a business or other relationship that does not fit within the categorical standard described in the immediately preceding sentence is nonetheless independent, but in that event, the Board is required to disclose the basis for its determination in the Company’s then current annual proxy statement. In addition, the Board has voluntarily adopted, based on rules of the New York Stock Exchange, certain conditions that prevent a director from being considered independent while the condition lasts and then for three years thereafter.

Compensation of Directors

During 2007, the directors of the Company were compensated as follows:

All Directors in 2007. All directors were reimbursed by the Company for travel and other out-of-pocket expenses incurred by them to attend meetings of the directors or a committee and in conducting the business of the Company.

Independent Directors in 2007. The independent directors (classified by the Company as all directors other than Mr. Knight) received annual directors’ fees of $15,000, plus $1,000 for each meeting of the Board attended in person and $1,000 for each committee meeting attended. Additionally, the Chair of the Audit Committee receives an additional fee of $2,500 per year. Under the Company’s Non-Employee Directors Stock Option Plan, each non-employee director received options to purchase 5,500 Units, exercisable at $11 per Unit.

Non-Independent Director in 2007. Mr. Knight received no compensation from the Company for his services as a director.

Director Summary Compensation

Director	Year	Fees Earned	Option Awards (1)	Total
Glenn W. Bunting	2007	$20,500	$5,056	$25,556
Kent W. Colton	2007	17,500	5,056	22,556
Michael S. Waters	2007	18,000	5,056	23,056
Robert M. Wily	2007	18,000	5,056	23,056
Glade M. Knight	2007	—	—	—

(1)	The amounts in this column reflect the amount recognized for financial statement reporting purposes for the period ended December 31, 2007 in accordance with FAS 123(R)

Stock Option Grants in Last Fiscal Year

In 2007, the Company adopted a Non-Employee Directors Stock Option Plan (the “Directors Plan”) and an Incentive Stock Option Plan (the “Incentive Plan”). The Directors Plan provides for automatic grants of options to acquire Units. The Directors Plan applies to directors of the Company who are not employees of the Company. The Incentive Plan permits grants of awards that may consist of restricted Units or options to acquire Units. Such awards under the Incentive Plan may be granted to certain employees (including officers and directors) of the Company, Apple Eight Advisors, Inc. or Apple Suites Realty Group, Inc.

Since adoption of the Directors Plan and the Incentive Plan, none of the participants have exercised any of their options to acquire Units. No awards have been granted under the Incentive Plan since inception. The following table shows the options to acquire Units that were granted under the Directors Plan in 2007:

Option Grants in Last Fiscal Year

Name (1)	Number of Units Underlying Options Granted in 2007 (2)
Glade M. Knight	0
Glenn W. Bunting	5,500
Kent W. Colton	5,500
Michael S. Waters	5,500
Robert M. Wily	5,500

(1)	Glade M. Knight is eligible only for the Incentive Plan. All other listed individuals participate in the Directors Plan.
(2)	Options granted in 2007 are exercisable for ten years from the date of grant at an exercise price of $11 per Unit.

Certain Relationships and Agreements

The Company has significant transactions with related parties. These transactions may not have arms-length terms, and the results of the Company’s operations might be different if these transactions had been conducted with unrelated parties. The Company’s independent members of the board of directors oversee the existing related party relationships and are required to approve any material modifications to the existing contracts. At least one of the company’s senior management team approves each related party transaction.

The Company has contracted with Apple Suites Realty Group, Inc. (“ASRG”) to provide brokerage services for the acquisition and disposition of real estate assets. ASRG is wholly-owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. In accordance with the contract, ASRG is paid a fee equal to 2% of the gross purchase or sales price (as applicable) of any acquisitions or dispositions of real estate investments, subject to certain conditions. Total payments to date to ASRG for services under the terms of this contract were approximately $1.7 million in 2007.

The Company also has contracted with Apple Eight Advisors, Inc. (“A8A”), a company wholly owned by Glade M. Knight to advise the Company and provide day-to-day management services and due-diligence services on acquisitions. In accordance with the contract, the Company pays A8A a fee equal to 0.1% to 0.25% of the total equity contributions to the Company, in addition to certain reimbursable expenses. The aggregate amount of costs paid by the Company to A8A in 2007 was $626,000.

Compensation Discussion and Analysis

General Philosophy

The Company’s executive compensation philosophy is to attract, motivate and retain a superior management team. The Company’s compensation program rewards each senior manager for their contribution to the Company. In addition, the Company uses annual incentive benefits that are designed to be competitive with comparable employers and to align management’s incentives with the interests of the Company and its shareholders.

With the exception of the Company’s Chief Executive Officer (CEO), the Company compensates its senior management through a mix of base salary and bonus designed to be competitive with comparable employers. The Company has not utilized stock based awards or long term compensation for senior management. The Company believes that a simplistic approach to compensation better matches the objectives of all stakeholders. Each member of the senior management team performs similar functions for Apple Six, Apple Seven, ASRG, Apple Six Advisors, Inc. (ASA), Apple Seven Advisors, Inc. (A7A), A8A and Apple REIT Nine, Inc. As a result each Senior Manager’s total compensation paid by the Company is proportionate to the estimated amount of time devoted to activities associated with the Company. The CEO is Chairman of the Board of Directors, CEO and majority shareholder of ASRG, ASA, A7A and A8A, each of which has various agreements with the Company and Apple Six and Apple Seven. During 2007, ASRG, ASA, A7A and A8A received fees of approximately $14.2 million from Apple Six, Apple Seven and Apple Eight. The Compensation Committee of the Board of Directors considers these agreements when developing the CEO’s compensation. As a result, the Company’s CEO has historically been compensated a minimal amount by the Company. Annually the Chairman of the Board of Directors develops the compensation targets of Senior Management (as well as goals and objectives) with input from other members of senior management and reviews these items with the Compensation Committee of the Board of Directors. In 2007, due to the sale of previously related parties, Apple Hospitality Two, Inc. and Apple Hospitality Five, Inc., to unrelated third parties, the compensation of the Company’s executive officers was reviewed with and approved by the full Board of Directors.

Base and Incentive Salaries

The process of establishing each senior manager’s compensation involves establishing an overall targeted amount and allocating that total between base and incentive compensation. The overall target is developed using comparisons to compensation paid by other public hospitality REITs, and consideration of each individual’s experience in their position and the industry, the risks and deterrents associated with their position and the anticipated difficulty to replace the individual. It is the Company’s intention to set this overall target sufficiently high to attract and retain a strong and motivated leadership team, but not so high that it creates a negative perception with our other stakeholders. Once the overall target is established, approximately 75% of that number is allocated to base salary and the remaining 25% is allocated to incentive compensation. The incentive compensation is then allocated 50% to Company overall performance (typically Funds From Operations (FFO) targets) and 50% to each individual’s subjective performance objectives.

Perquisites and Other Benefits

Senior management may participate in the Company’s other benefit plans on the same terms as other employees. These plans include medical and dental insurance, life insurance and 401K plan. As noted in the Summary Compensation Table below, the Company provides limited perquisites to its Senior Managers.

Summary Compensation Table

Name	Position	Year	Salary	All Other Compensation(1)	Total(2)
Glade Knight	Chief Executive Officer	2007	$7,500	$2,468	$9,968

Justin Knight	Chief Operating Officer and Senior Vice President, Acquisitions	2007	52,500	4,760	57,260

David McKenney	President, Capital Markets	2007	52,500	4,048	56,548

Kristian Gathright	Senior Vice President of Operations	2007	37,500	3,536	41,036

Bryan Peery	Senior Vice President, Chief Financial Officer	2007	35,000	4,131	39,131

(1)	Includes portion of health insurance, life insurance, parking and 401K match paid by the company.
(2)	As discussed on this page S-8, represents Apple REIT Eight’s allocated share of each officer’s total compensation.